

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2022

Chris Anthony
Co-Chief Executive Officer
Aptera Motors Corp
5818 El Camino Real
Carlsbad, CA 92008

> **Re: Aptera Motors Corp**
> **Post-Qualification Amendment to Form 1-A**
> **Filed July 13, 2022**
> **File No. 024-11479**

Dear Mr. Anthony:

We have reviewed your amendment and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post Qualification Amendment to Form 1-A filed July 13, 2022

General

1. We note that Item 4 of Part I indicates that you propose to offer up to 3,330,165 shares at $10.50 with a maximum of over $32 million. Additionally, Item 6 of Part I indicates that the company received $42,533,272 in consideration from what appears to be securities issued pursuant to Regulation A. Please tell us how the offering does not exceed the $75 million offering limit in Rule 251(a)(2). Please note that for purposes of calculating the maximum offering amounts permissible under Rule 251(a)(2), an issuer must reduce the maximum offering amount sought to be qualified by the amount which such issuer has sold during the previous 12-month period.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 or Sherry Haywood at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jamie Ostrow